QUAD/GRAPHICS, INC.
N63 W23075 Highway 74
Sussex, Wisconsin 53089-2827

May 26, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Quad/Graphics, Inc.

Registration Statement on Form S-4 (Registration No. 333-165259)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 3:00 p.m., Eastern Time, on May 27, 2010, or as soon as is practicable thereafter.  For purposes of Rule 461, there is no underwriter.

In connection with the foregoing, the undersigned Registrant hereby acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the undersigned Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the undersigned Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QUAD/GRAPHICS, INC.

By:	/s/ John C. Fowler
John C. Fowler
Senior Vice President and Chief Financial Officer